# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: LQR House Inc., CIK 0001843165
CUSIP: 50215C109
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 6538 Collins Ave., Suite 344, Miami Beach, Florida (FL), 33141
Date of event which requires filing of this statement: 11/18/2025
Amends the filing with accession number 0001493152-25-017374
Filed by CIK 0002076786
Persons authorized to receive notices and communications: Diveroli Investment Group LLC, 848 Brickell Ave., Suite PH5, Miami, Florida (FL), 33131, 305-202-0630

## Reporting persons
- Diveroli Investment Group LLC (CIK 0002076786): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 660,500; sole dispositive power 0; shared dispositive power 660,500; aggregate amount beneficially owned 660,500 (4.67% of the class)
  Comment: Based on 14,121,684 shares issued and outstanding of common stock, $0.0001 par value per share, reported in that certain 10-Q filed on November 14, 2025. Reported shares are held in the name of Kingbird Ventures LLC, and Diveroli Investment Group LLC is its authorized representative.
- Kingbird Ventures LLC (CIK 0002076783): type of reporting person: other (OO); citizenship or place of organization: Wyoming (WY); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 660,500; sole dispositive power 0; shared dispositive power 660,500; aggregate amount beneficially owned 660,500 (4.67% of the class)
  Comment: Based on 14,121,684 shares issued and outstanding of common stock, $0.0001 par value per share, reported in that certain 10-Q filed on November 14, 2025. Reported shares are held in the name of Kingbird Ventures LLC, and Diveroli Investment Group LLC is its authorized representative.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: LQR House Inc.
Address of issuer's principal executive offices: 6538 Collins Ave., Suite 344, Miami Beach, Florida (FL), 33141

## Item 2. Identity and Background
Name of person filing: Diveroli Invement Group LLC and Kingbird Ventures LLC (the "Reporting Persons"),
Residence or business address: The Reporting Persons have a business address of 848 Brickell Ave., Suite PH5, Miami, FL, 33131
Present principal occupation or employment: Reported shares are held in the name of Kingbird Ventures LLC, and Diveroli Investment Group LLC is its authorized representative.
Criminal convictions in the last five years: N/A
Civil proceedings (securities laws) in the last five years: N/A
Citizenship: Diveroli Investment Group is a Delaware limited liability company. Kingbird Ventures LLC is a Wyoming limited liability company.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Persons have utilized certain investment funds in their possession as the consideration for the acquisition of shares common stock of the Issuer as disclosed in this Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired the securities for investment purposes.
The Reporting Person may, from time to time, acquire additional securities of the Issuer or dispose of such securities, depending on market conditions and other factors.
Except as described herein, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions described in Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Based on 14,121,684 shares issued and outstanding of common stock, $0.0001 par value per share, reported in that certain 10-Q filed on November 14, 2025. Reported shares are held in the name of Kingbird Ventures LLC, and Diveroli Investment Group LLC is its authorized representative.
Number of shares as to which each person has sole or shared power to vote or dispose: 660,500 shares of common stock, $0.0001 par value per share.
Transactions in the class effected during the past sixty days: N/A
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: N/A

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: EXHIBIT 99.1 JOINT FILING AGREEMENT

## Signatures
- Diveroli Investment Group LLC: /s/ Aharon Diveroli, Aharon Diveroli/Chief Investment Officer (11/19/2025)
- Kingbird Ventures LLC: /s/ Aharon Diveroli, Aharon Diveroli/Chief Investment Officer (11/19/2025)